Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement File Nos. 333-231083 / 333-231083-02

Issuer Free Writing Prospectus, dated August 10, 2020

Bunge Limited Finance Corp.

1.630% Senior Notes Due 2025

(the “Notes”)

Pricing Term Sheet

This Free Writing Prospectus relates only to the Senior Notes of Bunge Limited Finance Corp. due August 17, 2025, and should only be read together with the Preliminary Prospectus Supplement dated August 10, 2020 relating to the Senior Notes of Bunge Limited Finance Corp. due August 17, 2025. Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Bunge Limited Finance Corp.

Guarantor:	Bunge Limited

Expected Ratings*:	Baa3 / BBB / BBB-

Size:	$600,000,000

Maturity Date:	August 17, 2025

Coupon:	1.630%

Price:	99.995% of the principal amount

Yield:	1.631%

Spread to Benchmark Treasury:	+ 140 basis points

Benchmark Treasury:	0.25% due July 31, 2025

Benchmark Treasury Price:	100-03

Benchmark Treasury Yield:	0.231%

Interest Payment Dates:	February 17 and August 17, beginning on February 17, 2021

Trade Date:	August 10, 2020

Settlement Date**:	August 17, 2020 (T+5)

CUSIP/ISIN:	120568BB5 / US120568BB55

Optional Redemption:

At any time prior to July 17, 2025 (one month before maturity), BLFC may elect to redeem and repay the Notes, at any time in whole, or from time to time in part, at a redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed, and the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the Notes to be redeemed that would be due if such Notes matured on July 17,

2025 (exclusive of interest accrued but unpaid to the date of redemption) discounted to their present value as of such redemption date on a semi-annual basis (assuming a 360 day year consisting of twelve 30 day months) at the applicable Treasury Yield, as determined by the Reference Treasury Dealers, plus 25 basis points, in each case, plus accrued and unpaid interest, if any, on the Notes to the date of redemption.

On or after July 17, 2025 (one month before maturity), BLFC may elect to redeem and repay the Notes, in whole or in part from time to time at a redemption price equal to 100% of the principal amount of the Notes being redeemed on the redemption date. BLFC will pay accrued and unpaid interest on the Notes redeemed to the redemption date. See “Description of the Notes—Optional Redemption by BLFC” in the preliminary prospectus supplement for more information.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Credit Agricole Securities (USA) Inc. SMBC Nikko Securities America, Inc.

Senior Co-Managers:

ABN AMRO Securities (USA) LLC
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Mizuho Securities USA LLC
Natixis Securities Americas LLC
Rabo Securities USA, Inc.
SG Americas Securities, LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:

ANZ Securities, Inc.
Barclays Capital Inc.
BB Securities Limited
BBVA Securities Inc.
BMO Capital Markets Corp.
BofA Securities, Inc.
Commerz Markets LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
DZ Financial Markets LLC
ICBC Standard Bank Plc
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
Standard Chartered Bank
TD Securities (USA) LLC
Truist Securities, Inc.
UniCredit Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the Notes will be made to investors in book-entry form through the facilities of The Depository Trust Company and its participants, including Euroclear Bank, S.A./N.V. and Clearstream Banking S.A., on or about August 17, 2020, which will be the fifth business day following the date of this pricing term sheet (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to August 17, 2020 will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents that Bunge Limited, the Guarantor, has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-212-902-1171 or J.P. Morgan Securities LLC collect at 1-212-834-4533.